JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Class A ordinary shares (including the Class A ordinary shares represented by ADSs), par value $0.0001 per share, of Cloopen Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of December 22, 2025.

[Signature page to follow]

SIGNATURE

TB Alternative Assets Ltd.

By: /s/ Shujun Li

Name: Shujun Li

Title: Director

Trustbridge Partners V, L.P.

By: /s/ Verity Priest

Name: Verity Priest

Title: Authorized Signatory

Trustbridge Partners VII, L.P.

By: /s/ Verity Priest

Name: Verity Priest

Title: Authorized Signatory

TB Partners GP5 Limited

By: /s/ Verity Priest

Name: Verity Priest

Title: Director

TB Partners GP7 Limited

By: /s/ Verity Priest

Name: Verity Priest

Title: Director

Changxun Sun

By: /s/ Changxun Sun

Cloopen Co., Ltd.

By: /s/ Changxun Sun

Name: Changxun Sun

Title: Director